SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3189	etolley@stblaw.com

November 6, 2009

VIA EDGAR TRANSMISSION

Re:	Team Health Holdings, L.L.C. Amendment No. 1 to Registration Statement on Form S-1; File No. 333-162347

Larry Spirgel

Ajay Koduri Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Messrs. Spirgel and Koduri:

On behalf of Team Health Holdings, L.L.C. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 3, 2009 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on October 6, 2009 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates financial and other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	November 6, 2009

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price range, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was [we] may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company notes the Staff’s comment and confirms that it will provide all information required (except information allowed to be excluded pursuant to Rule 430A) in a subsequent amendment and that it will endeavor to provide such information with adequate time for the Staff to review prior to any distribution of preliminary prospectuses.

2.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company is aware that the Staff will need a no objections letter from FINRA prior to the effectiveness of the Registration Statement and will provide the Staff with such letter or a call from FINRA informing the Staff that FINRA has no additional concerns as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

Prospectus Summary, page 1

Our Sponsor, page 4

3.	Please disclose the amount of the lump sum payment that your sponsor will receive to terminate its annual monitoring fee as a result of the offering.

In response to the Staff’s comment, the Company has added disclosure as to the lump sum payment to the “Certain Relationships and Related Party Transactions” section on page 134 and has added a cross-reference to such disclosure on page 5. The Company is unable to disclose the actual amount of the lump sum payment at this time because the calculation is a net present value using a discount rate based on the interest rate at the time of the initial public offering. The Company will disclose such amount of such lump sum payment prior to the distribution of any preliminary prospectuses based on either an assumed or actual interest rate.

Securities and Exchange Commission	- 3 -	November 6, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Net Revenue Less Provision for Uncollectibles, page 47

4.	Please disclose that the actual provision for uncollectibles is not materially different from the estimated provision. Otherwise, tell us the amount and percentage of the difference between the actual and estimated provisions for the years ended December 31, 2006, 2007, 2008 and the six months ended June 30, 2009.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 to disclose that the actual provision for uncollectibles is not materially different from the estimated provision.

Impairment of Intangible Assets, page 52

5.	We note that goodwill comprises 20% of your total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded the carrying value as of the date of our most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In addition, we understand that you may have material amount of goodwill allocated to a reporting unit at risk but concluded that a material change is unlikely even if step one was failed. If so, please disclose this conclusion and the rationale supporting it.

Securities and Exchange Commission	- 4 -	November 6, 2009

Alternatively, you may disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. We note that you recognized $9.1 million goodwill impairments in 2008 related to two of your business lines.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 to disclose that there are no reporting units at risk. Additionally, the Company has added disclosure to page 56 to provide additional disclosure with respect to the Company’s critical accounting policies regarding its impairment testing policy.

Results of Operations, page 53

Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008, page 53

6.	We note that, in the second paragraph on page 53, you describe that your net revenue increased because fee for service revenue, contract revenue, and other revenue increased. Here (and in other parts of your MD&A where you discuss Net Revenues for other periods), please revise to explain the underlying factors that drive the growth of the different forms of revenue and any trends in this regard.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 60 and 64 to explain the underlying factors that drive the growth of the different forms of revenue and any trends in this regard.

7.	Similarly, you disclose on the top of page 54 that you gained new contracts through internal sales and you lost certain contracts. Here (and in other parts of your MD&A where you discuss Net Revenues less Provision for Uncollectibles for other periods), please further revise to describe the influences, factors, or circumstances that drive your acquisition or termination of contracts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 61 and 64 to describe the influence, factors or circumstances that drive its acquisition or termination of contracts.

8.	You disclose on top of page 55 that professional services expenses increased because you had an increase in the number of provider hours staffed, average rates paid per hour of provider service, and billing costs on the same contract basis. Please also revise to discuss in more detail the underlying drivers that affect these expenses. In addition, please revise to discuss the underlying drivers that cause provider compensations costs to outpace increases in same contract revenue growth, as you mention in the second full paragraph on page 57.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59, 62 and 65 to disclose the underlying drivers that cause provider compensation costs to outpace increases in same contract revenue growth.

Securities and Exchange Commission	- 5 -	November 6, 2009

Liquidity and Capital Resources, page 61

Senior Secured Credit Facilities, page 64

9.	We note that your Senior Secured Credit Facilities have a maximum leverage ratio, a minimum interest coverage ratio, and a maximum capital expenditures amount. Please disclose these ratios including the actual ratios. For additional guidance refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Interpretations at http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, the Company has added disclosure as to these ratios, including the actual ratios, on page 71.

Senior Subordinated Notes, page 66

10.	Please disclose any financial covenant ratios, including the actual ratios.

In response to the Staff’s comment, the Company has added disclosure with respect to the applicable ratio and has provided the actual ratio on page 72.

11.	Please tell us why you are reconciling Adjusted EBITDA to net earnings when you are presenting this measure to understand your “liquidity and financial flexibility.” Since you are presenting Adjusted EBITDA to evaluate liquidity, it should be reconciled to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Please expand to disclose the substantive reasons for why you believe the presentation of Adjusted EBITDA provides useful information to investors regarding its liquidity.

The Company provides Adjusted EBITDA as a measure of covenant compliance under its indenture and not as a measure of liquidity or performance. Adjusted EBITDA is defined as required under the indenture and the starting point for the calculation of such definition is net earnings. The Company therefore presents the reconciliation to net earnings to be consistent with the indenture definition. The Company believes that its presentation of Adjusted EBITDA conforms with the applicable provisions of Regulation S-K, Regulation G and Staff guidance on this topic, including Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued June 13, 2003 (“Question 10”). In this regard, consistent with the standard set forth in Question 10, the Company believes that its indenture is a material agreement, that the covenants included therein are material terms of such agreement and that information about such terms is material to an investor’s understanding of its flexibility under such agreement. Further, as suggested by the Staff, pursuant to the Staff’s comment 10 above, the Company has enhanced its covenant presentation under the indenture by disclosing the actual ratio under the referenced covenants. The Company has also corrected the sentence that the Staff is referencing in this comment 11 to make clear that the measure is a covenant compliance measure and not a liquidity measure (see page 72). Finally, the Company has added a sentence as to the likely effects of non-compliance with the applicable covenant on page 72.

Securities and Exchange Commission	- 6 -	November 6, 2009

Business, page 70

Regulatory Matters, page 83

12.	In the third paragraph on page 58, we note that you conclude that your business is distinguishable from the management company mentioned in the OIG’s advisory opinion. Please consider including a risk factor discussion the risks inherent in your line of business in light of the OIG advisory opinion and Anti-Kickback Statute.

In response to the Staff’s comment, the Company has added a risk factor on pages 28 and 29 to discuss the risks inherent in its line of business in light of the OIG advisory opinion and Anti-Kickback Statute.

Compensation Discussion & Analysis, page 95

Annual Cash Incentive Compensation, page 97

13.	You disclose that the Financial Performance Component of the Bonus Plan is based on achieving an annual EBITDA target. Pursuant to Instruction 5 to Item 402(b) of Regulation S-K, please disclose how this non-GAAP financial measure is calculated from your audited financial statements by also identifying each non-recurring or non-operating item excluded from the measure. In addition, since your EBITDA measure is adjusted to exclude other non-recurring or non-operating items, please refer to this measure as adjusted EBITDA or another title that more specifically reflects the measure.

In response to the Staff’s comment, the Company has added disclosure on page 106 to explain the manner in which EBITDA for fiscal 2008 is derived from numbers reported in the Company’s audited financial statements and to identify the non-recurring or non-operating items that are excluded from EBITDA to arrive at a Bonus Plan EBITDA number for fiscal 2008. The Company has also revised its disclosure to refer to EBITDA adjusted to exclude non-recurring or non-operating items as “Bonus Plan EBITDA.”

14.	In the fourth paragraph on page 97, you generally list the individual objectives that apply to your named executive officers under the Discretionary Component of the Bonus Plan. Please revise to disclose the individual objectives that apply to each named executive officer and provide more discuss[ion] and analysis as to why the board determined that each named executive officer did or did not meet his or her objectives.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 to specify the individual objectives applicable to each named executive officer and to elaborate upon the Board’s assessment of the performance of each named executive officer in relation to such objectives.

Securities and Exchange Commission	- 7 -	November 6, 2009

15.	We encourage you to use tables to illustrate how the payout levels for each named executive officer are allocated under the Bonus Plan for each type of objective and upon meeting target, threshold, and maximum levels of the financial performance objectives.

In response the Staff’s comment, the Company has added a table on page 107 to illustrate the operation of the Bonus Plan for fiscal 2008. The Company notes that the amounts that would have been payable under the Financial Performance Component of the Bonus Plan upon meeting threshold, target and maximum performance levels are set forth in the “2008 Grants of Plan-Based Awards” table on page 112.

Employment Agreements, page 104

16.	Please clarify whether Mr. Massingale’s “reasonable use” of the company’s aircraft is for personal or business reasons.

In response to the Staff’s comment, the Company has added disclosure on page 114 to clarify that Dr. Massingale’s “reasonable use” of the Company’s aircraft is for personal travel reasons.

Retirement Agreement with Mr. Joyner. page 105

17.	Please include as executive compensation for Mr. Joyner the repurchase of Mr. Joyner’s Class A Common units and vested Class B and Class C Common units under his retirement agreement.

In response to the Staff’s comment, the Company has added disclosure to the “Potential Payments upon Termination or Change-in-Control” section on page 122 to quantify the amount that the Company paid to Mr. Joyner to repurchase his Class A Common units and his vested Class B and Class C Common units at fair market value pursuant to his retirement agreement.

Potential Payments upon Termination or Change in Control, page 108

18.	Please provide quantified disclosure under Regulation S-K Item 402(j) for Mr. Joyner. Refer to Instruction 4 to Item 402(j).

In response to the Staff’s comment, the Company has added disclosure to the “Potential Payments upon Termination or Change-in-Control” section on page 122.

Certain Relationships and Related Party Transactions, page 121

19.	Please revise to disclose the lump sum payment discussed in the fifth paragraph. File the Amended and Restated Transaction and Monitoring Fee Agreement as an exhibit.

Securities and Exchange Commission	- 8 -	November 6, 2009

As referenced in the Company’s response to the Staff’s comment 3, the Company has added disclosure as to the lump sum payment on page 134. The Amended and Restated Transaction and Monitoring Fee Agreement was filed pursuant to Exhibit 10.6 (incorporated by reference from a previous filing).

Report of Independent Registered Public Accounting Firm, page F-2

20.	Please provide the finalized audit report via amendment before the effectiveness of the registration statement.

The Company notes the Staff’s comment and confirms that it will provide a finalized audit report via a pre-effective amendment to the Registration Statement before the effectiveness of the Registration Statement.

Consolidated Statements of Operations, page F-4

21.	If the captions “cost of services rendered” and gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of services rendered” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of services rendered.”

In response to the Staff’s comment, the Company has added parenthetically to its “Cost of services rendered” caption on pages 8 and 45 that it excludes depreciation and amortization, which is shown separately.

Consolidated Statements of Cash Flows, page F-6

22.	Please see the line item, “Net purchases of investments by insurance subsidiary.” Present the purchases and sales/maturities of investments on a gross basis or tell us why this presentation is not appropriate.

In response to the Staff’s comment, the Company has revised the line item on page F-6 to “Change in investments at insurance subsidiary.” The Company believes this description is appropriate due to the lack of any material sale of investments by its insurance subsidiary during the periods presented. The only investments owned by the Company are held by its captive insurance subsidiary. Information and disclosure regarding the composition of the investments and gain and loss activity within the portfolio is presented in note 11 on page F-20. As noted in the footnote disclosure, there were no realized gains or losses on investments during 2007 and only $40 thousand of realized gains and no realized losses in 2008. Further, there were no realized gains or losses on investments in 2006.

It should be noted that Emergency Medical Services Corporation (EMS), a healthcare services company with a reporting segment that is comparable to the

Securities and Exchange Commission	- 9 -	November 6, 2009

Company, and Hospital Corporation of America, Inc., the nation’s largest for-profit hospital company, both report changes in investments associated with captive insurance programs on a similar basis in the investing section of their statement of cash flows.

Note 1. Unaudited Pro forma Financial Information, pages F-7 and F-34

23.	We note on pages 8 and 43 that you are giving effect to a stock split. Please tell us why this stock split is not reflected in your pro forma earnings per share.

We have deleted the references to a stock split on old pages 8 and 43 (new pages 9 and 46) as we no longer intend to effect such a stock split. The units will simply convert directly into the requisite number of shares of common stock pursuant to the Corporate Conversion.

24.	For the most recent fiscal year and interim period, please present supplemental pro forma net loss per share giving effect to the portion of offering proceeds to be used to repay debt.

In response to the Staff’s comment, the Company has revised pages F-7, F-35 and F-36 to present supplemental pro forma net loss per share giving effect to the portion of offering proceeds to be used to repay debt.

Note 2. Unaudited Pro Forma Basic and Diluted Net Earnings Per Share, pages F-11 and F-35

25.	Please disclose the nature of the participating securities included in pro forma net earnings per share under the two-class method.

The Company respectfully advises the Staff that as a result of the Corporate Conversion, the Company will only have a single class of common stock outstanding. Other than shares of its common stock, there will be no interests with participating rights in the earnings of the Company. In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-36 accordingly.

Note 4. Acquisitions and Transaction Costs, page F-15

26.	It appears to us that you have included the contingent consideration in the purchase price as of the date of each acquisition for acquisitions prior to 2009. Please tell us the factors you considered in concluding that the amounts of the contingent consideration were determinable at the date of each acquisition.

Securities and Exchange Commission	- 10 -	November 6, 2009

As disclosed in the referenced footnote, a portion of the total potential contingent consideration for the indicated pre-2009 acquisitions was recognized in accordance with the provisions of the Financial Accounting Standard Board Statement No. 141 “Business Combinations” (“FASB No. 141”), which was the prevailing authoritative literature at the time of the referenced transactions. Specifically, FASB No. 141 paragraph 46 stated that:

“If a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved (a contingency based on earnings), an amount equal to the lesser of the maximum amount of contingent consideration or the excess prior to the pro rata allocation required by paragraph 44 shall be recognized as if it was a liability. When the contingency is resolved and the consideration is issued or becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as if it was a liability shall be recognized as an additional cost of the acquired entity. If the amount initially recognized as if it was a liability exceeds the fair value of the consideration issued or issuable, that excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired in accordance with paragraph 44. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain in accordance with paragraph 45.”

In each instance where contingent consideration was recognized, the fair value of the assets acquired exceeded the cash paid at closing which according to the provisions of paragraph 46 required that the excess be recognized as a liability before any pro rata reduction of the fair value of the assets acquired.

Note 9. Receivable Under Insured Programs, page F-19

27.	Please expand to disclose that the receivables are probable of being collected.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 to disclose that the receivables are probable of being collected.

Note 22. Segment Reporting, page F-30 and Note 15. Segment Reporting, page F-44

28.	Please provide a reconciliation of “Operating Earnings” in accordance with paragraph 32 of SFAS 131.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-46 to provide a reconciliation of “Operating Earnings” in accordance with paragraph 32 of SFAS 131.

Item 15. Recent Sales of Unregistered Securities, page II-2

29.	Please provide your analysis of the exemption from registration that you are relying upon for your corporate conversion and, to the extent applicable, provide Regulation S-K Item 701 disclosure.

Securities and Exchange Commission	- 11 -	November 6, 2009

In connection with the Corporate Conversion (as defined in the Registration Statement), the Company will be converting from a Delaware limited liability company into a Delaware corporation. The Company’s issuance of common stock in the Corporate Conversion pursuant to Section 18-216 of the Delaware Limited Liability Company Act will be exempt from registration under the Securities Act under multiple analyses. First, the issuance will be exempt because no sale will take place and no investment decision will be made by the holders. The Corporate Conversion is being made pursuant to Section 7.1 (Conversion to Corporation) of the Amended and Restated Limited Liability Company Agreement dated as of November 22, 2005. Such agreement provides that the corporate conversion may be made by the Board of Directors unilaterally, “acting by majority consent and without the approval or consent of any Member” and upon the Board’s “sole discretion.” Therefore, no investment decision will, or can, be made by any holder and no sale will take place.

Second, the issuance will be exempt pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act as the common stock will be (i) exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange and (ii) issued in a transaction not involving a public offering. With respect to the exemption under Section 3(a)(9), the Company notes that, as provided by Section 18-216 of the Delaware Limited Liability Company Act, “[w]hen a limited liability company has been converted to another business form pursuant to this Section, the other business form shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting limited liability company and the conversion shall constitute a continuation of the existence of the limited liability company in the form of such other entity.”

Third, because the Class A, Class B and Class C units were issued to employees under the 2005 Unit Plan, the automatic conversion of such units into common stock is pursuant to a written compensatory benefit plan established by the issuer for the participation of its employees and therefore the issuance would also be exempt under Rule 701. The Company also believes that if Rule 701 were used, the disclosure required by such rule would be satisfied by the information contained in the Registration Statement.

In summary, the Company has multiple exemptions available to it for the Corporate Conversion; it has not, however, added any disclosure to page II-2 because such Item calls for disclosure of recent sales of securities and it believes that no sale will occur in this regard.

Securities and Exchange Commission	- 12 -	November 6, 2009

*    *    *    *

Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III